SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       PRODIGY COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    74283P107
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74283P 10 7                  13G                     Page 2 of 4 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      International Business Machines Corporation

 -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

      Not Applicable
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  5     SOLE VOTING POWER

                        2,409,145
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           Not Applicable
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON               2,409,145
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,409,145
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.62%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents 2,409,145 shares issuable upon exercise of warrants, which are subject to a voting agreement with the Issuer.
(2) Based on 66,508,452 shares outstanding, which includes 2,409,145 shares issuable to International Business Machines Corporation upon exercise of warrants.

                                                               Page 3 of 4 Pages

Item 1(a): Name of Issuer:

      Prodigy Communications Corporation

Item 1(b): Address of Issuer's Principal Executive Offices:

      44 South Broadway
      White Plains, NY 10601

Item 2(a) Name of Person Filing

      International Business Machines Corporation

Item 2(b): Address of Principal Business Office:

      Armonk, New York 10504

Item 2(c): Citizenship:

      New York

Item 2(d): Title of Class of Securities:

      Common Stock, $0.01 par value

Item 2(e): CUSIP Number:

      74283P107

Item 3: Not applicable.

Item 4: Ownership:

      (a) Amount beneficially owned: 2,409,145(3)

      (b) Percent of class: 3.62%(4)

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote:           2,409,145(3)

            (ii) Shared power to vote or to direct the vote:                0

            (iii) Sole power to dispose or to direct the disposition
                  of:                                               2,409,145(3)

            (iv) Shared power to dispose or to direct the disposition of:   0

Item 5: Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

      Not Applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

      Not Applicable.

Item 8: Identification and Classification of Members of the Group:

      Not Applicable.

Item 9: Notice of Dissolution of Group:

      Not Applicable.

Item 10: Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(3) Represents 2,409,145 shares issuable upon exercise of warrants, which are subject to a voting agreement with the Issuer.
(4) Based on 66,508,452 shares outstanding, which includes 2,409,145 shares issuable to International Business Machines Corporation upon exercise of warrants.

                                                               Page 4 of 4 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000

                                    International Business Machines Corporation


                                    By: /s/ Andrew Bonzani
                                        ----------------------------------------
                                        Andrew Bonzani
                                        Assistant Secretary and Senior Counsel